                                                                (Exhibit 99)


INTERNATIONAL PAPER COMPANY - MANAGEMENT INCENTIVE PLAN (MIP)

AMENDED AND RESTATED AS OF JANUARY 1, 1999


I.     PURPOSES OF THE PLAN

       The purposes of this Amended and Restated Management Incentive Plan are: (a) to provide greater incentive for Participants to exert their best efforts to increase the profitability of the Company, (b) to attract and retain the best talent available, and (c) to further align the interests of the participants and shareholders. The awards made under the Plan are not a form of deferred regular compensation with respect to the Participants' normal performance of their regular duties, but are instead intended to provide an incentive to achieve higher than expected levels of performance.

II.    DEFINITIONS

       Business: "Business" means one of the Business Groups reporting directly to the Chairman.

       Committee: "Committee" means the Management Development and Compensation Committee of the Company's Board of Directors.

       Company: "Company" means International Paper Company, a New York corporation, together with its subsidiaries.

       Company ROI: "Company ROI" means, with respect to any Plan Year, the Company's Return on Investment for such Plan Year compared to its budgeted Return on Investment for such Plan Year.

       Competitive ROI: "Competitive ROI" means a comparison of the Company ROI with the ROI of the Company's Industry Financial Performance Peer Group, calculated on a weighted basis.

       Division: "Division" means any subordinate organizational unit, other than those designated as a Mill, Facility, or Plant aligned with one of the businesses.

       Employees: "Employees" means those persons who are full-time employees of the Company.

       Executive Lead Team: "Executive Lead Team" means those individuals who by virtue of their positions and reporting levels with the Company, along with the Chairman and Chief Executive Officer, make up the policy making body responsible for guiding and directing the operations of the Company.

       Goal Scale: "Goal Scale" means the conversion of the performance initiative rating to a percent of target award earned.

       Industry Financial Performance Peer Group: "Industry Financial Performance Peer Group" means that representative group of companies in the paper and forest products industry with which the Company competes, as determined from time to time by the Company, listed in Appendix A.

       Mill/Facility/Plant: "Mill/Facility/Plant" means a mill, facility, forest region, plant, or similar subdivision of a Business or Division.

       Participant: "Participant" means a person who has been designated as a participant in the Plan, according to Section V.

       Performance Initiative Rating: "Performance Initiative Rating" means the percentage amount assigned to a Performance Initiative for a level of achievement which translates to a percentage of the Target Award.

       Performance Initiatives: "Performance Initiatives" means the measures developed around ROI, customer focus, operational excellence, and people development or other initiatives as identified by the Company upon which awards may be earned.

       Plan: "Plan" means this Amended and Restated Management Incentive Plan, as may be amended from time to time.

       Plan Year: "Plan Year" means the twelve month period corresponding to the Company's fiscal year.

       Return on Investment/ROI: "Return on Investment" or "ROI" means earnings before interest and after taxes divided by capital employed.

       Target Award: "Target Award" means an amount equal to the percentage of salary range midpoint applicable to the actual position level of each Participant, shown in Appendix B.


III.   PLAN DESCRIPTION

       The Plan is an annual cash incentive plan developed around the achievement of pre-established Return on Investment (ROI) measures and appropriate key performance initiatives promoting customer focus, operational excellence, and people development or other initiatives as identified by the Company. Participants earn awards from corporate, business/division, or mill/plant/facility performance in proportion to the organizational level in which they are assigned. Total awards cannot exceed 175% of the aggregate MIP targets for all Plan participants.

IV.    ADMINISTRATION OF THE PLAN

       The Plan operates at the discretion of the Management Development and Compensation Committee (Committee) of the Board of Directors. The Committee may exercise considerable discretion and judgment in interpreting the Plan, and adopting, from time to time, rules and regulations that govern the administration of the Plan.

       The Committee delegates authority to the Chairman and Chief Executive Officer or his designee, for the day-to-day administration of the Plan, except for any participant considered an Officer/Insider of the Company or whose position level is 25 or higher.

       Decisions of the Committee are final, conclusive and binding on all parties, including the Company, its shareholders, and employees.

V.     PARTICIPATION IN THE PLAN

       Participants in the Plan are limited to employees of the Company, whose positions are considered to have a meaningful impact on the Company's performance as determined by the Chairman and Chief Executive Officer or his designee. Employees who are eligible for participation in any other annual, recurring variable cash compensation plan of the Company are not eligible for participation in this Plan. Participation in this Plan, or receipt of an award under this Plan, does not give Participant or Employee any right to a subsequent award, or any right to continued employment by the Company for any period.

VI.    AMOUNT AVAILABLE FOR INCENTIVE AWARDS

       A. PERFORMANCE INITIATIVES. Corporate performance initiatives will be:

              o Return on Investment (ROI) as compared to the annual budget, and

              o Return on Investment as compared to Industry Financial Performance Peer Group, 70% of total corporate performance will be driven by corporate ROI performance to the industry peer group. 30% will be driven by ROI performance to the budget.

                 Up to six additional initiatives may be identified for plan purposes. These additional initiatives are based on appropriate business level ROI and appropriate corporate or business customer focus, operational excellence, and people development goals. Weighting of the initiatives will be dependent upon the specific needs of the business and opportunity for the participant to contribute and affect performance against the initiatives.

       B. PERFORMANCE INITIATIVE RATING. Each performance initiative will be evaluated at the end of the plan year and assigned a rating between 0 and 125% representing the level at which the initiative was achieved. Ratings will be assigned by appropriate management levels for final review and approval by the Chairman and Chief Executive Officer before submitting to the Committee for final approval. In connection with Company ROI and Competitive ROI, the Committee may take into account, without limitation, such items as unforeseen changes in economic conditions.

       C. GOAL SCALE. The Performance Initiative Rating will translate to a percentage of the target award according to the following scale:

                  PERFORMANCE INITIATIVE RATING       PERCENT OF TARGET AWARD
                  -----------------------------       -----------------------
                              125%                              175%
                              100%                              100%
                               70%                               50%
                     Less than 70%                                0%

VII.   ALLOCATION OF INCENTIVE COMPENSATION AWARDS AMONG PARTICIPANTS

       A. GENERAL. Amounts available under the MIP for payment of individual awards will be earned and allocated among Corporate, Business/Division and Mill/Facility/Plant Participants based on organizational level performance.

       B. CORPORATE LEVEL PARTICIPANTS. The Chairman and Chief Executive Officer, Executive Lead Team Members, and all subordinate staff members not specifically assigned to a business, division, mill, facility, or plant are considered corporate participants. As such, 60% of these participants' target award is based upon corporate performance initiatives and 40% upon initiatives developed and weighted as appropriate for their positions.

       C. BUSINESS/DIVISION PARTICIPANTS. For participants, other than Corporate Level Participants, whose primary responsibilities rest at a business or division level, the target award under the Plan is based 50% upon corporate performance initiatives and 50% upon specific business or division level initiatives developed and weighted as appropriate for their positions.

       D. MILL/FACILITY/PLANT PARTICIPANTS. For participants, whose primary responsibilities rest at a mill, facility, or plant level, the target award under the Plan is based 25% upon corporate performance initiatives, 25% upon appropriate business/division level initiatives, and 50% upon specific mill, facility, or plant initiatives developed and weighted as appropriate for their positions.

VIII.  CEO DISCRETIONARY FUND

       A discretionary fund of up to 33% of the total MIP payout may be used by the Chairman and Chief Executive Office to reward an employee whose contributions during the Plan Year merit special recognition. The fund may or may not be utilized as determined by the Chairman and Chief Executive Officer however, any unused funds may not be carried over to succeeding years.

IX.    AWARD RECOMMENDATIONS.

              A. RECOMMENDATIONS. The Chairman and Chief Executive Officer
                 will submit to the Committee at the end of each Plan Year individual award recommendations for participants considered Officers/Insiders or whose position level is 25 or higher and an aggregate award amount for all other participants.

              B. GRANTING OF AWARDS. The Committee, in its sole discretion, may approve, revise or disapprove any recommended award to an Officer/Insider as it deems appropriate. Any award to an Officer/Insider will be subject to approval by the full Board of Directors of the Company.

              C. DEATH, DISABILITY OR RETIREMENT OF A PARTICIPANT. A
                 Participant whose employment terminates during a Plan Year because of death, disability or retirement (or who is granted a leave of absence) may, at the discretion of the Committee and under such rules as the Committee may from time to time prescribe, be eligible for consideration for a pro-rata award based on the period of active employment during the Plan Year. If a Participant's employment with the Company is terminated for any reason other than death, disability, retirement, or the grant of a leave of absence, prior to actual payment of an award, such award will be canceled and the Participant will have no right to receive payment.

X.     METHOD AND TIME OF PAYMENT OF AWARDS

              A. TYPE OF PAYMENT. As soon as practical after an individual incentive award under this Plan has been approved by the Committee (or approved by the Board of Directors with respect to an award to an Officer/Insider), the award will be paid to the Participant in cash unless the Participant has elected to defer payment as described in Article X(C).

              B. PAYMENT TO BENEFICIARIES. If a Participant dies prior to receipt of an approved award under the Plan, the award will be paid to such beneficiary or beneficiaries as the Participant has designated in writing. The beneficiary designation will state whether payment will be made in a lump-sum or in quarterly installments over a specified period of time (not to exceed forty calendar quarters). If a Participant dies without having a filed a beneficiary designation, the award will be paid in a lump-sum to the Participant's estate.

              C. DEFERRAL OF PAYMENT. Any Participant may elect to defer payment, not to exceed 85%, of any award under this Plan by filing an irrevocable Election to Defer Payment with the Company by a date determined by the Company. Awards or portions elected to be deferred will be invested in accounts under the Company's savings plans as directed by the participants.

XI.    MODIFICATION, SUSPENSION OR TERMINATION OF PLAN.

              The Board of Directors may at any time suspend, terminate, modify or amend any or all of the provisions of this Plan.

XII.   GOVERNING LAW.

              The Plan is governed by the laws of the State of New York.

XIII.         TAX WITHHOLDING.

              The Company will deduct from any award made under the Plan, a sufficient amount to cover withholding of any federal, state, local or foreign jurisdiction taxes required by law, or to take such other action as may be necessary to satisfy any such withholding obligations.

XIV.          NON-TRANSFERABILITY OF AWARD.

              No award, under this Plan, and no rights or interests therein, will be assignable or transferable by a Participant (or legal representative).

XV.           EFFECTIVE DATE.

              This Plan is effective as of January 1, 1999.

                                                                      Appendix A

                          Industry Financial Performance

                                     Peer Group

                       Boise Cascade                      Smurfit-Stone

                       Champion International             Westvaco

                       Georgia-Pacific                    Weyerhaeuser

                       Mead                               Williamette

                                                                      Appendix B

                         Management Incentive Plan (MIP)
                                 Target Awards


                               Position            Target as a Percent
                                 LEVEL                 OF MIDPOINT
                                  43                      85%

                                  36                      60%

                                  35                      60%

                                  34                      60%

                                  33                      55%

                                  32                      55%

                                  31                      55%

                                  30                      45%

                                  29                      45%

                                  28                      45%

                                  27                      40%

                                  26                      40%

                                  25                      40%

                                  24                      35%

                                  23                      30%

                                  22                      30%

                                  21                      25%

                                  20                      20%

                                  19                      20%

                                  18                      15%
